[SEAWRIGHT HOLDINGS, INC. LETTERHEAD]

December [[●]], 2005

George F. Ohsiek, Jr.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Seawright Holdings, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004 (filed
April 15, 2005);
Forms 10-QSB for Fiscal Quarters Ended March 31, 2005 and June 30, 2005 (filed May 23, 2005 and August 22, 2005, respectively);
File No. 333-56848

Dear Mr. Ohsiek:

This letter sets forth the response of Seawright Holdings, Inc. (“Seawright”) to the additional comments contained in a letter from you dated December 13, 2005 (the “Comment Letter”), regarding Seawright’s Form 10-KSB for fiscal year ended December 31, 2004 filed on April 15, 2005, Form 10-QSB for fiscal quarter ended March 31, 2005 filed on May 23, 2005, and Form 10-QSB for fiscal quarter ended June 30, 2005 filed on August 22, 2005.

Set forth below are Seawright’s point-by-point responses to the Comment Letter.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Notes to Financial Statements

Note E. Private Placement and Convertible Promissory Notes Payable, page F-19

1.
We read your response to comment 1 in our letter dated October 20, 2005. You have not appropriately allocated the proceeds to all the detachable instruments from the transaction on a relative fair value basis. Since your warrants are detachable, you should factor them in your calculation of the relative fair value of the proceeds received in the transaction. Please provide us with a copy of your revised calculations once you have adjusted for the above amounts. Refer to paragraph 5 of EITF 00-27.

Response

We have prepared a revised calculation attached hereto as Exhibit A for the debt discount calculation in accordance with APB No 14, EITF 98-5 and EITF 00-27. Net proceeds have been allocated on a relative fair value basis amongst the common stock, convertible notes and warrants issued to investors.

We will amend our filing reflecting the necessary changes to the consolidated balance sheets, consolidated statements of operations, consolidated statements of stockholders’ equity and consolidated statements of cash flows. Note E to the financial statements will be revised as follows:

NOTE E - PRIVATE PLACEMENT AND CONVERTIBLE PROMISSORY NOTES PAYABLE

The Company entered into a Private Placement Memorandum in August 2004 to offer up to 1,000 units of equity/notes payable instrument. Each unit consists of 2,500 shares of common stock of the Company, $1,500 of convertible promissory notes (“Convertible Notes”), and 300 warrants to purchase 300 shares of the Company’s common stock at $0.85 per share. The Convertible Notes accrues interest at 11% per annum, payable and due in September 2009. The note holder has the option to convert any unpaid note principal and accrued interest to the Company’s common stock at a rate of $0.85 per share anytime after six months from the issuance date of the note.

As of December 31, 2004, the Company received total proceeds of $2,620,116, net of placement costs and fees of $331,884, for 984 units subscribed. Pursuant to the terms of the Private Placement Memorandum, the Company issued to the investors Convertible Notes in an aggregate of $1,476,000. The Company is obligated to issue 2,460,000 shares of its common stock, valued at $1,563,376, to the investors in connection with the private placement. An aggregate of 2,404,978 shares were issued to the investors at December 31, 2004, and the Company has accounted for the remaining 54,998 shares not issued at December 31, 2004 as common stock subscription payable in the amount of $34,952 (fractional shares of 24 shares of common stock will not be issued). The 54,998 shares of common stock were issued to the investors in January 2005. The Company also issued to investors an aggregate of 295,200 warrants as of December 31, 2004.

A summary of convertible promissory notes payable at December 31, 2004 and 2003 is as follows:

	December 31, 2004	December 31, 2003
Convertible notes payable (“Convertible Notes”); 11% per annum; maturity date is in September 2009; note holder has the option to convert unpaid note principal and interest the Company’s common stock at $0.85 per share.	$1,476,000	$--
Debt Discount - note, net of accumulated amortization of $13,888 and $0 at December 31, 2004 and 2003, respectively.	(260,611)	--
Debt Discount - beneficial conversion feature, net of accumulated amortization of $14,628 and $0 at December 31, 2004 and 2003, respectively.	(274,513)	--
Debt Discount - value attributable to warrants attached to notes, net of accumulated amortization of $2,487 and $0 at December 31, 2004 and 2003, respectively.	(46,667)	--
Total	$894,208	$--
Less: current portion	-	--
	$894,208	$--

In accordance with Emerging Issues Task Force Issue 98-5, Accounting for Convertible Securities with a Beneficial Conversion Features or Contingently Adjustable Conversion Ratios (“EITF 98-5”), the Company allocated, on a relative fair basis, the net proceeds amongst the common stock, convertible notes and warrants issued to the investors. The Company recognized a discount to the note in the amount of $274,499 during the year ended December 31, 2004. The note discount is being amortized over the maturity period of the note (five years). The Company recognized an imbedded beneficial conversion feature present in the Convertible Notes and allocated a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. As of December 31, 2004, the Company recognized and measured an aggregate of $289,142 of the proceeds, which is equal to the intrinsic value of the imbedded beneficial conversion feature, to additional paid-in capital and a discount against the Convertible Note. The debt discount attributed to the beneficial conversion feature is amortized over the Convertible Note’s maturity period (five years) as interest expense.

In connection with the placement of the Convertible Notes, the Company issued detachable warrants granting the holders the right to acquire 285,200 shares of the Company’s common stock at $0.85 per share as of December 31, 2004. The warrants expire five years from the issuance. In accordance with Emerging Issues Task Force Issue 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments (“EITF - 0027”), the Company recognized the value attributable to the warrants in the amount of $49,154 to additional paid-in capital and a discount against the Convertible Notes during the year ended December 31, 2004. The Company valued the warrants in accordance with EITF 00-27 using the Black-Scholes pricing model and the following assumptions: contractual terms of 5 years, an average risk free interest rate of 3.38%, a dividend yield of 0%, and volatility of 296%. The debt discount attributed to the value of the warrants issued is amortized over the Convertible Note's maturity period (five years) as interest expense.

The Company amortized the Convertible Notes debt discount attributed to the note, the beneficial conversion feature and the value of the attached warrants and recorded non-cash interest expense of $31,003 and $0 for the years ended December 31, 2004 and 2003, respectively.

The Company recognized expense of $175,899 due to placement costs attributable to the equity portion of the private placement. Deferred placement costs of $155,985 attributable to the debt portion of the private placement are being amortized over the life of the debt instrument being 5 years. The Company amortized $12,999 and $0 for the years ended December 31, 2004 and 2003, respectively, in relation to the deferred placement costs.

Note I. Related Party Transactions, page F-25

2.
We read your response to comment 3 in our letter dated October 20, 2005. We continue to object to your accounting for the overpayment to your President and subsequent recovery of funds. Since you characterize the transaction with your President, who is both a related party and shareholder, as a transfer of funds with no requirement for repayment we do not understand why an expense is necessary at the balance sheet date. We view the overpayment in this instance to be a nonreciprocal transfer to a shareholder similar to a return of capital. Accordingly, you should reflect the overpayment as a direct reduction of additional paid in capital. Conversely, the subsequent cash payments received from your President/shareholder in the absence of an agreement or obligation to make such contributions should be characterized as a capital contribution, not as other income. In any case, the expense and subsequent income recognized in connection with these transactions with your President do not appear to have a basis in GAAP. Please amend your filings accordingly.

Response

We will amend our filing by removing the excess payment to the Company’s President from expense and rather record it as suggested, as a nonreciprocal transfer to a shareholder for the year ended December 31, 2004. We will then record the subsequent cash payments received by the President as a contribution of capital.

We will revise the consolidated balance sheets, consolidated statements of operations, consolidated statements of stockholders’ equity and consolidated statements of cash flows accordingly and propose to revise Note I to the financial statements as follows:

NOTE I - RELATED PARTY TRANSACTIONS

The Company’s President has advanced funds to the Company for working capital purposes. The Company has paid in full the amount due to the Company’s President during the year ended December 31, 2004. Additionally, the total payment the Company remitted exceeded the total balance due to the Company’s President in the amount of $144,006 during the year ended December 31, 2004. The Company has accounted for the excess payment of $144,006 to the Company’s President as a nonreciprocal transfer to a shareholder for the year ended December 31, 2004 and accordingly has reflected the overpayment as a direct reduction of additional paid in capital.

Note K. Per Share, page F-25

3.
We read your response to comment 4 in our letter dated October 20, 2005. It appears that you have interpreted our request that you disclose potentially dilutive securities as a request for you to include anti-dilutive securities in the calculation of diluted EPS. In light of the significance of potentially dilutive securities to your ability to increase EPS in future periods, we believe that disclosure of the total potentially dilutive securities excluded from the calculation of EPS should be provided. Please revise your filings to disclose the nature and amount of potentially dilutive securities which were not included in the calculation of diluted EPS because to do so would have been anti-dilutive for the periods presented. Refer to paragraph 40 of SFAS 128.

Response

We propose to amend our filings and to revise Note K to the financial statements as follows for the year ended December 31, 2004 (with like disclosure for the year ended December 31, 2003):

NOTE K - EARNINGS PER SHARE

	For the Year Ended 2004
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Loss	($454,171)
Less: Preferred stock dividends	(25,000)
Basic EPS
Loss to common stockholders	($479,171)	6,358,205	($0.08)
Diluted EPS
Loss to common stockholders + assumed conversions	($479,171)	6,358,205	($0.08)

Options to purchase 1,500,000 shares of common stock at $1.25 per share and 677,500 shares of common stock at $0.56 per share were outstanding during 2004 but were not included in the computation of diluted earnings per share due to their anti-dilutive effect on earnings per share. The options to purchase 1,500,000 shares of common stock were still outstanding at the end of year 2004.

Warrants to purchase 889,200 shares of common stock at $0.85 per share were outstanding at the end of year 2004 and were not included in the computation of diluted earnings per share due to their anti-dilutive effect on earnings per share.

Convertible notes with the option to purchase 1,736,471 shares of common stock at $0.85 per share were outstanding at the end of year 2004 and were not included in the computation of diluted earnings per share due to their anti-dilutive effect on earnings per share.

* * * * *

Seawright acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments please call me at (703) 340-1629 at your earliest convenience.

Very truly yours,

/s/ Joel P. Sens

Joel P. Sens
Chief Executive Officer

cc: Charles A. Sweet

Exhibit A

Units issued:
Date	Proceeds	Units sold	FMV of Stock	Shares Common Stock	Relative FV of Common Stock Issued	Relative Fair Value of Notes	Warrants Convertible into Shares	Relative Fair Value of Warrants	Conversion Price of Note	Convertible into # of Shares
8/15/2004	1,074,000	358.00	0.55	895,000	492,250	537,000	107,400	58,415	0.85	631,764.71	36%
9/15/2004	441,000	147.00	1.01	367,500	371,175	220,500	44,200	44,800	0.85	259,411.76	15%
10/15/2004	495,000	165.00	0.85	412,500	350,625	247,500	49,600	42,125	0.85	291,176.47	17%
11/15/2004	876,000	292.00	0.90	730,000	657,000	438,000	87,400	78,599	0.85	515,294.12	30%
12/15/2004	66,000	22.00	0.90	55,000	49,500	33,000	6,600	5,935	0.85	38,823.53	2%
	2,952,000	984	0.842	2,460,000	1,920,550	1,476,000	295,200	229,874		1,736,470.59	100%

			(Black-Scholes)

Relative Fair Values:
Notes	1,476,000	41%
Stock	1,920,550	53%
Warrants	229,874	6%
	3,626,424	100%	Warrant Assumptions:	Risk-free interest rate	3.38%
				Dividend yield	-
Relative Fair Values of Proceeds:				Volatility	296%
Notes	1,201,501	Debt Discount - Note: 274,499		Days to expiration	5 years
Stock	1,563,376			Exercise price	$ 0.85
Warrants	187,123
	2,952,000

Allocated proceeds of notes and warrants	1,388,624	Shares to be received upon conversion:
Number of shares to be received on conversion	2,031,671	Debt	1,736,471	85%
Effective conversion price	0.68	Warrants	295,200	15%
Intrinsic value of conversion option per share	0.17		2,031,671	100%
Debt discount	338,296

Notes - beneficial conversion option	289,142
Warrants - beneficial conversion option	49,154

	338,296

Debt Discount - Note	274,499
Debt Discount - BCF	289,142
Debt Discount - Warrants	49,154
	612,795

Calculation of debt amortization through December 2004 based on weighted averages of issue dates.

Notes - discount	99,869	8/15/2004	7,490
	41,007	9/15/2004	2,392
	46,029	10/15/2004	1,918
	81,457	11/15/2004	2,036
	6,137	12/15/2004	51
	274,499		13,888	Amount to be amortized for note discount in 2004

Notes - beneficial conversion option	105,196	8/15/2004	7,890
	43,195	9/15/2004	2,520
	48,484	10/15/2004	2,020
	85,802	11/15/2004	2,145
	6,465	12/15/2004	54
	289,142		14,628	Amount to be amortized for debt discount - ben conv feature notes in 2004

Notes - warrants	17,883	8/15/2004	1,341
	7,343	9/15/2004	428
	8,242	10/15/2004	343
	14,586	11/15/2004	365
	1,099	12/15/2004	9
	49,154		2,487	Amount to be amortized for debt discount - ben conv feature notes in 2004

Amortization - note discount	13,888
Amortization - BCF discount	14,628
Amortization - warrant discount	2,487
31,003

Net discount - revised figures

Notes discount - net	260,611
BCF discount - net	274,513
Warrants discount - net	46,667
581,792

Placement costs of $331,884 are being allocated between the stock and debt/warrant values and will be immediately expense for the stock issuance and amortized over 5 years for the debt/warrant issuance.

PC attributable to stock	175,899	53%	Expenses immediately
PC attributable to debt/warrants	155,985	47%	Amortized over 5 years

Total placement costs (PC)	331,884

PC attributable to debt/warrants	155,985
Number of months to amortize over	60
Monthly amortization expense	2,600

Number of months to amortize in 2004	5

2004 expense for debt/warrants	12,999
2004 expense for stocks	175,899

Impact on 2004 P&L	188,897